Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

Tuesday 4 April 2006

To all colleagues

Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it is unlawful to do so.

Please share with colleagues not on email

ntl:Telewest and Virgin Mobile announce that they have reached agreement on the terms of a combination of the two businesses and re-branding of consumer operations

Dear colleague,

We are delighted to share with you that ntl:Telewest and Virgin Mobile are today announcing that we have reached agreement on the terms of a combination of our two businesses, together with an agreement to re-brand all consumer operations with the Virgin brand in the future.

Combining our businesses will make us the first UK company to offer quadruple play to customers – Broadband, TV, fixed and mobile telephony – an unrivalled offer of entertainment and connectivity for consumers both at home and on the move.

This unique product offer, combined with the Virgin brand, will reshape the way consumers think about communications and entertainment.

Recent research has shown that almost every single person in the UK knows of the Virgin brand. It is the 4th best market brand in the world and the 44th most respected company in the world. And of course, it has a fantastic reputation for customer service, value for money, innovation and creativity.

For now, there’s no change

From our recent experiences of the ntl:Telewest merger, we know that these types of transactions take time. There are regulatory and legal requirements that need to be satisfied. Until then, Virgin Mobile and ntl:Telewest will remain separate businesses and we’ll continue to operate under our existing brands.

So for now, there’s no change for our colleagues or for our customers as a result of this announcement. We anticipate that Virgin Mobile will remain its own business unit and thus expect very limited disruption. It’s ‘business as usual’. As always, it remains important that we stay focused on serving our customers, keeping our colleagues engaged and beating our targets.

Better together

With Virgin Mobile, our combined revenues will be over £3.9bn and will make us a similar size to Sky and Vodafone UK. This scale, combined with our expertise and unique product offer, will place us in an even stronger competitive position than we are today.

We are focused clearly on making our company an organisation for which you are proud to work – we are going to take on BT and Sky, and we are going to win!

We believe that this is an excellent opportunity for ntl:Telewest and Virgin Mobile, bringing benefits for colleagues, customers and shareholders alike, and we look forward to bringing these two organisations together at the forefront of the communications and entertainment industry within the UK.

More information

•                  Q&As for all colleagues and for customer-facing colleagues can be found on our intranet site, Meg

•                  If you have any questions about this announcement please send an email to ntl.telewestquestions@ntl.com

•                  To find out more about Virgin Mobile please visit www.virginmobile.com/mobile/

We’ll keep you updated on progress in the weeks ahead. Thank you for your continued support.

Steve Burch President and Chief Executive Officer ntl:Telewest Click here to read Steve’s biography on Meg

Neil Berkett Chief Operating Officer ntl:Telewest Click here to read Neil’s biography on Meg

Further Information:	return to top

This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise.

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC’s website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of a scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile shareholders.

The offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

This communication should be read in conjunction with the announcement issued by the company and Virgin Mobile on 4 April 2006.

The content of this email is for internal use only and must not be shared with anyone outside of ntl:Telewest. This includes publishing the information on the internet. If any employee, unless specifically authorised is found to be distributing commercially sensitive information into the public domain without the appropriate approvals, appropriate actions up to and including dismissal will be considered. In addition to any confidentiality obligations as part of your employee contract, a full copy of the company’s public relations and media policy can be found on the intranet.